Interactive Television Networks, Inc.
                           28202 Cabot Road, Suite 300
                             Laguna Niguel, CA 92677

October 12, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Larry Spirgel, Assistant Director

         Re: Interactive Television Networks, Inc. (the "Company") File No. 000-50122

Dear Mr. Spirgel:

      By letter dated  September 27, 2005 (received by the Company on October 3,
2005), the staff of the Securities and Exchange Commission (the "Staff") provided this Company, Interactive Television Networks, Inc., with comments to this Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2005. This letter contains our responses to the Staff's comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the September 27, 2005 letter from the Staff.

Form 10-QSB for the quarterly period ended June 30, 2005

Consolidated Statements of Operations, page 4
1. As stated in note 4 to the Form 10-QSB, the Company has capitalized certain set-top boxes which were provided to a limited number of initial subscribers free of charge. The costs of such boxes were absorbed by the Company. Said boxes are being depreciated over their useful lives and such depreciation is included in cost of goods sold. Future filings will state that such depreciation is included in cost of goods sold.

Hardware Revenues, page 7
2. Revenue is recognized upon the shipment of set-top boxes in accordance with GAAP since the customer is paying for shipment and the risk of loss transfers to the customer at the time of shipment.

3. In regards to EITF 00-21, the set-top box and the monthly service revenues are considered to be multiple deliverables as 1) the delivered item, the set-top box, has value to the customer on a stand-alone basis, since it could be resold to a third party; 2) there is objective and reliable evidence of the fair value of the undelivered item and the monthly subscription is the same if the customer purchases a set-top box or is loaned a set-top box; and 3) there is no general right of return. Accordingly, the set-top box and the monthly subscription are considered separate accounting units and revenue is recognized accordingly, as stated in Note 2 to the 10-QSB


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                                   * * * * *

      As requested by the Staff, we hereby acknowledge that:

o This company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o This company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct questions regarding this letter to the undersigned at (949) 365-5655.

                                            Very truly yours,

                                            Murray Williams
                                            Chief Financial Officer

Cc:    Istvan Benko, Esq.
       Michael Henderson
       Kyle Moffatt